Emerald Groundhog Day Investment Forum
February 2, 2006

Fulfilling Our Commitments

Community Banks

Local People…Local Decisions®



CommunityBanks

Local People...Local Decisions®

- # **Representatives**

  - **Eddie L. Dunklebarger**
    Chairman, President and CEO

  - **Donald F. Holt**
    EVP and CFO

Disclaimer

This presentation contains "forward looking" information, as defined by the Private Securities Litigation Reform Act of 1995, that is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

CommunityBanks

Fulfilling Our Commitments

- CMTY Profile

- The Blue Ball Merger – A Final Look

- Performance Trends

- Strategic Focus

- Shareholder Focus

CommunityBanks

Fulfilling Our Commitments

CMTY Profile

- The Blue Ball Merger – A Final Look

- Performance Trends

- Strategic Focus

- Shareholder Focus

CommunityBanks

CMTY Profile

- $3.3 Billion in Total Assets
- 9 Regions Operating with Centralized Support, Regional Delivery
- Over 70 Locations in Central Pennsylvania and Stretching into Maryland
- Largest Financial Services Company Headquartered in Harrisburg, Pennsylvania's Capital
- Approximately $650 Million in Market Cap
- Enviable Footprint, Desirable Franchise

CommunityBanks

The CMTY Franchise



Cleveland
PENNSYLVANIA
Pittsburgh
MARYLAND
Baltimore
Washington D.C.
Philadelphia
New York
Copyright (C) 2006 SNL Financial LC. All rights reserved
0
125mi

CommunityBanks

CMTY Office Network

	6/30/2005		
	# of Offices	Deposits (000's)	Rank
Lancaster *	11	$ 560	5
York / Hanover *	18	528	4
Harrisburg / Carlisle *	14	349	8
* 2/3 of Franchise in Lancaster, York, Harrisburg MSA	43	$ 1,437	
Reading	6	261	7
Pottsville	6	190	4
Other	13	357	
TOTAL	**68**	**$ 2,245**	

CommunityBanks

Fulfilling Our Commitments

- Profile

- ***The Blue Ball Merger – A Final Look***
  - ◆ Pre-Merger Planning
  - ◆ Successful Execution

- Performance Trends

- Strategic Focus

- Shareholder Focus

CommunityBanks

Overview of PennRock (Blue Ball)

- **Headquartered Between Lancaster and Reading, PA**
  - Founded in 1906
  - Now Run as a Division of CommunityBanks
  - Strong Local Brand

- **19 Branches at Merger Date**
  - Lancaster, Berks and Chester Counties
  - Average Size: $49M in Deposits

- **Total Assets of $1.2 Billion**
  - Loans: $745 Million
  - Deposits: $831 Million

- **Solid Profitability**
  - Return on Average Assets of 1.28%
  - Return on Average Equity of 14.35%

CommunityBanks

Blue Ball: Transaction Chronology

- **11/16/04: Merger Announcement**

- 03/31/05: Employee Notification Completed

- 05/31/05: Convert Legacy CMTY to Silverlake

- **07/01/05: Legal Merger**

- 08/31/05: Combine Silverlake Operating Platform

- 09/30/05: Final Staffing Changes

- **Record EPS in Fourth Quarter**

CommunityBanks

Pre-Merger Objectives

Restructure and De-Leverage

- Prepay High Cost FHLB Advances

- Reduce Exposure to Interest Rate Increases on Short-Term Borrowings

- Liquidate Acquired Investment Portfolio

  - Fund Loan Growth
  - Improve Underperforming Portfolio

CommunityBanks

Merger-Related and Other Expenses: 2nd Quarter

- *Conversion* ($0.8 million)
  - ◆ Common Platform (Blue Ball's Current Platform)
  - ◆ Minimized Execution Risk

- *Merger Expenses* ($1.3 million)
  - ◆ CMTY Expenses—Operating Costs
  - ◆ PRFS Expenses—Component of Purchase Price

- *Restructuring* ($6.1 million)
  - ◆ Coordination of Two Balance Sheets
  - ◆ Substantially Complete at June 30, 2005

CommunityBanks

Blue Ball: Accomplishments

- Largest Transaction in CMTY History

- Full Integration (People/Systems) in Less Than 1 Year From Announcement

- Accretive Results in Fourth Quarter

- Increase Franchise Size by Over 60%

- Franchise Now "Weighted" in Growing South-Central Pennsylvania Market

- Platform Will Accommodate Future Acquisitions

- *A "Proven" Acquirer*

CommunityBanks

Fulfilling Our Commitments

- Profile

- The Blue Ball Merger – A Final Look

- *Performance Trends*
  - Pre-Merger
  - Post-Merger Execution

- Strategic Focus

- Shareholder Focus

CommunityBanks

Pre-Merger CMTY

(in thousands, except EPS)

	Q1 2005	Reported Q2 2005	Core Q2 2005
Net Interest Income	$ 14,690	$ 14,909	$ 14,909
Provision for Loan Loss	(550)	(750)	(750)
Non-Interest Income	5,210	5,598	5,598
Non-Interest Expenses	(12,659)	(13,189)	(13,189)
Special Charges	---	(7,957)	---
Income Taxes	(1,204)	250	(1,369)
Net Income	$ 5,487	$ (1,139)	$ 5,199
EPS	$.44	$(.09)	$.41

CommunityBanks

Post-Merger CMTY

(in thousands, except EPS)

	Q3 2005	Q4 2005
Net Interest Income	$ 26,397	$ 26,649
Provision for Loan Loss	(400)	(600)
Non-Interest Income	7,866	7,763
Non-Interest Expenses	(20,836)	(20,180)
Special Charges	(248)	---
Income Taxes	(2,447)	(2,671)
Net Income	$ 10,332	$ 10,961
EPS	$.44	$.47

CommunityBanks

Four Components of Performance

- Net Interest Income

- Provision

- Non-Interest Income

- Non-Interest Expense

CommunityBanks

Net Interest Margin:
Revenue "Driver"

	Pre-Merger	Post-Merger	Annual
Net Interest Spread	3.13%	**3.51%**	3.36%
Net Interest Margin	3.50%	**3.93%**	3.76%
Change in NIM	**+ 43 bp**		
Earning Assets	$1.9B	**$2.9B**	$2.4B

CommunityBanks

Credit Quality:
Compatible Metrics / Common Culture

Activity for the Period:	Q4 2005	2005 YTD
Net Charge-Offs	$ 408	$ 824
Provision for Loan Losses	600	2,300
Net Charge-Offs to Average Loans	0.07%	0.05%

Problem Loan Trends:	12/31/2005
Accruing Loans Past 90 Days	$ 22
Non-Accrual Loans	9,060
Total Risk Elements	$ 10,529
Allowance to Loans	1.03%
Allowance to Non-Accrual Loans	253%

(dollars in thousands)

Community Banks

Charge-Off History



Net Charge-Offs to Average Loans

CMTY   Blue Ball

CommunityBanks

Corporate Imperative: Credit Quality

- Legal Lending Limit - $40 Million

- Separate Lending Limits for Individual Lenders

- Regional President / Senior Lender Lending Authority - $1 Million

- Directors Loan Committee Approval - $10 Million

- 12 Relationships > $10 Million = 7% of Total Loans

CommunityBanks

Non-Interest Income

(Excluding Security Gains)

- Up 26%; Blue Ball Influence

- Formidable Blue Ball Trust Operation Increased AUM to $300 Million vs. Pre-Merger $50 Million

- Electronic Payment Fees (Debit Transactions) Provided Lift; Awareness Programs

- Cooling Mortgage Market Curbed Growth in Mortgage Brokerage and Title Insurance Fees

- Enhancements From Coordination and Fee Standardization Still Viable

CommunityBanks

2005: Improved Efficiency from Merger



Q3 2005 – 57.86%

Q4 2005 – 55.56%

60.59%

60.42%

56.90%   56.96%   56.92%

57.51%

65%

60%

55%

50%

2000   2001   2002   2003   2004   2005

(The efficiency ratio does not include merger, conversion and restructuring expenses.)

CommunityBanks

Operating Expense: "Topside" Analysis

2004 Pre-Merger "Run Rate" for the Combined Entity	$80,000	
4% Normal Increase	x 1.04	
2005 Estimated "Run Rate"		$ 83,200
Q4 2005 Expenses, Less Intangible Amortization	$19,484	
Annualized "Run Rate"	x 4	77,936
Savings (Ignores Organic Expansion)		$ 5,264

CommunityBanks

Balance Sheets

(in thousands)

	12/31/04	12/31/05	% Change
Investments	$ 619,110	$ 628,585	2%
Loans, Net	1,201,530	2,211,532	84%
Intangibles	5,051	259,080	n/a
Deposits	1,305,537	2,294,367	76%
Borrowings	482,706	548,900	14%
Liabilities	14,215	12,490	(12)%
Equity	152,341	476,673	213%

CommunityBanks

Intangible Issue

- Aggregate Intangibles of $255 Million Added

- $13 Million in Core Deposit Intangible

- Pre-Blue Ball – Modest Intangibles

- Tangible Equity to Assets – 7.14 %

CommunityBanks

Capital Levels

	2005		2004	"Well-Capped"
	$	%	%	
Regulatory				
Tier 1	$ 250	8.17%	8.8%	6%
Total	$ 273	10.99%	12.6%	10%
Tangible Equity to Assets		7.14%	7.55%	n/a
Equity to Assets		14.30%	7.79%	n/a

(dollars in millions)

CommunityBanks

Fulfilling Our Commitments

- Profile

- The Blue Ball Merger – A Final Look

- Performance Trends

- ***Strategic Focus***

- Shareholder Focus

CommunityBanks

Strategic Vision

- Our Mission:
  - ✓ The bank and financial services <u>provider of choice</u> in the communities we serve,
  - ✓ The <u>employer of choice</u> in the communities where we operate, and
  - ✓ The <u>acquisition partner of choice</u> for banks and financial services providers in markets we desire.

- Industry Consolidation:
  - ◆ Nearly 80 Financial Institutions with Under $1 Billion in Assets Within 20 Miles of CMTY Branches

- Local People…Local Decisions®

CommunityBanks

Performance Goals:
Guideposts Under Purchase Accounting

	Annualized Q4 2005
● Minimum Return on ***Tangible*** Equity of 15%	**21%**
● Annual EPS Growth of 10%	**7%**
● Annual Asset Growth of 10%	**70%**
● Non-Interest Income to 30%	**23%**
● Efficiency Ratio to ***55%***	**55.6%**

CommunityBanks

Performance Metrics

Traditional Metric	Corresponding Purchase Accounting Metric *	Q4 2005 Results	
		Traditional	Purchase Accounting*
Efficiency Ratio	Operating Efficiency Ratio	55.56%	53.64%
EPS	Operating EPS	$0.47	$0.49
ROA	ROTA	1.31%	1.50%
ROE	ROTE	9.14%	20.83%
Equity to Assets	Tangible Equity to Assets	14.30%	7.14%

* Non-GAAP Measures

CommunityBanks

Fulfilling Our Commitments

- Profile

- The Blue Ball Merger – A Final Look

- Performance Trends

- Strategic Focus

- *Shareholder Focus*

CommunityBanks

Total Return as of 1/30/2006

	CMTY	SNL Bank	SNL $1-5B	SNL MidAtlantic
5 Year	**+127**	+31	+129	(1)
3 Year	**+47**	+51	+71	+49
2 Year	**(5)**	+8	+22	(1)
1 year	**+10**	+5	+9	+4

CommunityBanks

Five Year Cumulative Total Returns



CommunityBanks

Quarterly Dividend



$.20/share

Q4 2005

$.10/share

Q1 1999

Community Banks, Inc.

CommunityBanks

36

Share Repurchase

- ***500,000 Share Repurchase Program*** Announced in August, 2005 and Completed by October, 2005

- ***Additional 750,000 Program*** Announced at October, 2005 Board of Directors Meeting. (685,000 Remaining)

- ***Completion*** Will Result in the Equivalent Repurchase of Over 10% of the Incremental Shares Issued in the Merger.

- ***Internal Capital Generation*** Would Continue to Support Incremental Share Repurchase.

CommunityBanks

2005/2006 Branch Expansion



- **2005**
  - ◆ **February—Willow Street (Lancaster County)**
  - ◆ **March — Spring Grove (York)**
  - ◆ **July–Lemoyne (Cumberland/Dauphin)**
  - ◆ **September—Carlisle (Cumberland)**
  - ◆ **November — Museum Road (Berks)**
- **2006**
  - ◆ **Late Spring—Hershey (Dauphin)**
  - ◆ **Delco Plaza—(York)**
  - ◆ **Mount Joy—(Lancaster)**

- **Over 70 Locations Throughout Central Pennsylvania and Into Maryland**

EPS Drives Stock PERFORMANCE

- **Successful EXECUTION**
  - ◆ Follow Through on Cultural Integration/ Leveraging Platform

- **CREDIT QUALITY**
  - ◆ Keeping our "Eye on the Ball"
  - ◆ A Critical Cultural "Fit"

- **Interest Rate Environment**
  - ◆ Managing With a "Flat" Yield Curve
  - ◆ Fortified Balance Sheet Position

- **Competitors**
  - ◆ More Disruption in our Markets = Opportunity
  - ◆ The "Credit Union Factor"

CommunityBanks

Questions



CommunityBanks